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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                ________________


                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                      THE SECURITIES EXCHANGE ACT OF 1934


                                 June 13, 2001


                                _______________


                               IFCO SYSTEMS N.V.
                (Translation of registrant's name into English)


                         "RIVIERSTAETE" AMSTELDIJK 166
                       1079 LH AMSTERDAM, THE NETHERLANDS
                    (Address of principal executive offices)


                                 ______________


     (Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

                    Form 20-F     X          Form 40-F
                              ---------                --------

     (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934.) Yes          No   X
           -----       -----

     (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-N/A.)


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NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

     IFCO Systems N.V. (the "Company") has called an Annual General Meeting of its shareholders to be held on June 28, 2001, for the purpose of (i) extending the period in which the Board of Directors of the Company (the "Board") shall draw up the Company's 2000 Annual Accounts, prepared in accordance with Dutch generally accepted accounting principles, as required under the laws of the Netherlands, and 2000 Annual Report for up to six months and (ii) appointing Karl Pohler as an A Member of the Board. The Notice Calling an Annual General Meeting, dated June 8, 2001, which was sent on or before June 13, 2001, to all shareholders of record and sent or published on or before June 13, 2001, to all beneficial owners of shares, is attached to this report as Appendix A.
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                                  SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                    IFCO SYSTEMS N.V.
                                    (Registrant)


Date: June 13, 2001                 By: /s/ Edward E. Rhyne
                                       --------------------------------------
                                       Edward E. Rhyne
                                       Executive Vice President and General
                                       Counsel
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                                                                      APPENDIX A

[IFCO Systems N.V. logo]


                               IFCO SYSTEMS N.V.
                         "Rivierstaete", Amsteldijk 166
                       1079 LH AMSTERDAM, THE NETHERLANDS

                    NOTICE CALLING AN ANNUAL GENERAL MEETING

The shareholders and other parties with meeting rights of IFCO Systems N.V. (the "Company") are invited for the Annual General Meeting that will be held on Thursday, June 28, 2001 at 11:00 a.m. local time at the Company's office, "Rivierstaete," Amsteldijk 166, 1079 LH Amsterdam, the Netherlands (telephone, 31-20-504-1772).

The agenda for this meeting is as follows:

1.  Opening.

2.  Report by the Board of Directors on the Company.

3. Extension of the period in which the Board of Directors shall draw up the 2000 Annual Accounts (the "Dutch Annual Accounts") and 2000 Annual Report (the "Dutch Annual Report") for up to six months.

4.  Appointment of Karl Pohler as an A Member of the Company's Board of
    Directors.

5.  Other business as may properly come before the Annual General Meeting.

6.  Closing.

Shareholders and other parties with meeting rights will only be considered as shareholders or parties with meeting rights if they are registered in a register designated for that purpose by the Board of Directors at the close of business on Thursday, June 21, 2001 (the "Record Date"), irrespective of who at the time of the Annual General Meeting is entitled to the shares.

Shareholders and other parties with meeting rights, including beneficial owners of shares, who wish to attend the Annual General Meeting (in person or by proxy) shall only have access to the meeting if they have expressed their desire to do so to the Company in writing at the address above no later than the Record Date. Holders of registered shares for which share certificates have been issued must also state the identifying numbers of their share certificates.

Shareholders and other parties with meeting rights, who wish to be represented at the Annual General Meeting by means of a proxy, must notify the Company thereof and submit their proxy to the Company no later than the Record Date.
The Company and the Board of Directors are not soliciting proxies for the Annual General Meeting from registered or beneficial shareholders, and no proxy statement will be distributed.

The Company is seeking an extension of the period in which the Board of Directors shall draw up the Dutch Annual Accounts for up to six months due to the following circumstances, which the Company believes are of an exceptional nature. The extension is necessary because the completion of the Company's audited financial statements for 2000 in accordance with U.S. generally accepted accounting principles ("GAAP") and U.S. Securities and Exchange Commission ("SEC") regulations has been delayed. This delay is, in part, because the assessment of the balance sheet implications of the planned sale of the Company's pallet manufacturing division could not be completed earlier. In addition, initial restructuring measures in anticipation of the sale have contributed to the delay. As a result, the Company has sought and been granted an extension by Deutsche Borse AG (the Frankfurt Stock Exchange) to June 30, 2001, of the deadline for filing its required 2000 annual report, including audited U.S. GAAP financial statements with the Frankfurt Stock Exchange (the "SMAX Annual Report"). The Company cannot begin the process of preparing the Dutch Annual Accounts, which are required to be in accordance with Dutch GAAP,
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until that time and cannot complete the Dutch Annual Report until completion of the Dutch Annual Accounts. The Company believes that these difficulties and delays are only temporary and will not affect the timing of future financial statements. Upon completion of the Dutch Annual Accounts and Dutch Annual Report, the Company will call and convene another General Meeting to present the Dutch Annual Accounts and Dutch Annual Report for adoption.

The need to appoint a new member of the Company's Board of Directors is the result of the resignation of Dr. Frank Tofflinger in December 2000. Karl Pohler has had the authority and the responsibilities of Chief Executive Officer of the Company since December 2000. Mr. Pohler previously served as Chief Executive Officer of IFCO Online from August 2000 until March 2001. Prior to joining the Company, Mr. Pohler was the chairperson of the Board of Management of Computer 2000 AG, Munich and, at the same time, European president of Computer 2000/Tech Data Corp. From 1997 to 1999, he was the CEO of Sony Deutschland GmbH, Cologne. Between 1993 and 1996, he served as CEO of Computer 2000 Deutschland GMBH. From 1980 to 1992, he was active in executive management functions for Digital Equipment GmbH, Munich.

The SMAX Annual Report and the Company's 2000 annual report on Form 20-F required to be filed with the SEC (the "SEC Annual Report") will not be available for distribution prior to the Annual General Meeting. The SMAX Annual Report and the SEC Annual Report are now both required to be filed on or before June 30, 2001 (or the next following business day) and, once filed, they will be accessible on the SMAX website of the Frankfurt Stock Exchange (www.smax.de) and the SEC website (www.sec.gov), respectively. Additionally, the 2000 annual report to shareholders (the "Annual Report to Shareholders"), which will include the SEC Annual Report, will be posted on the Company's website (www.ifcosystems.de or www.ifcosystems.com) on or before July 16, 2001. The Company will then publish or provide notice to shareholders of the availability of the Annual Report to Shareholders.

                                    By Order of the Board of Directors


Amsterdam, the Netherlands
June 8, 2001